Mail Stop 3561

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

> **Re:**   **General Finance Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 20, 2006**
>   **File No. 001-32845**

Dear Mr. Valenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide the information required by Rule 14a-5(e), as required by Item 1(c) of Schedule 14A.

2.   According to the agreement in Annex A, the total amount payable under the agreement is $115,000,000. Please revise the disclosure throughout the proxy

statement to clearly indicate this and how this amount is allocated, including the restraint amount. Revise the fee calculation accordingly.

3.   Provide the disclosure required by Item 23 of Schedule 14A.

4.   We note on page 48 there is disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

5.   We note a number of blank spaces throughout the proxy statement. Please fill in this information that can currently be obtained and then update as necessary.

6.   Please provide a summary term sheet with the information required by Item 1001 of Regulation M-A. The section that is currently titled "Summary Term Sheet" should be changed to "Summary" or "Summary of the Transaction."

7.   Please disclose whether any finder's fee has been paid as a result of this transaction.

8.   If an amendment to the certificate of incorporation will be voted upon, in connection with the merger, please include in the proxy statement. If not, please explain why it is not being amended.

9.   Please provide a section entitled "Directors and Management of the Combined Company Following the Merger." Provide the information from Item 401 and 402 of Regulation S-K.

Proxy Card

10.   Please clarify whether there is a deadline for submitting a proxy. Clarify how you will treat written votes received after the voting deadline.

Letter to Stockholders

11.   Please provide the basis for Royal Wolf's management's belief that "Royal Wolf is the market leader in Australia for container-based storage and accommodation products" or remove. We note disclosure throughout the proxy statement.

12.   We note the statement that the board determined the transaction was in the best interests of General Finance's investors. Each time you make such statement in the proxy statement, clarify whether a fairness opinion was obtained.

13.   Please disclose the market price of the company's common stock in the paragraph discussing conversion rights.

Questions and Answers About the Acquisition and the Special Meeting, page ii

14.   Briefly disclose the "certain adjustments" to the aggregate consideration.

15.   We note the reference to your "acquisition strategy." Please provide clear disclosure throughout the proxy statement regarding this strategy and briefly summarize in this section.

16.   We note that the currency exchange rate is as of September 8, 2006. Please update the information as of the most recent practicable date. Update disclosure throughout the proxy statement as of the most recent practicable date. For example, update the conversion price.

17.   Please identify your new Chief Financial Officer and state the compensation arrangements.

18.   State the number of shares owned by officers and directors from the IPO or purchased in the aftermarket.

19.   In discussing what will happen to the funds held in the trust account on page vii, clarify that the funds will be used to pay the costs of acquisition in this offering. Clarify the maximum amount that may be available after the acquisition and the minimum amount that may be available. In addition, please expand upon the phrase "including possible acquisitions."

20.   Regarding the question "[w]ill our business strategy change as a result of the acquisition of Royal Wolf" on page vii, please explain how you determined the range of amounts of cash remaining after the acquisition.

21.   Regarding the question "[w]hat happens if the acquisition is not completed?" on page viii, please revise the question and answer to also discuss the dissolution process, since the dissolution will occur prior to liquidation. Provide clear disclosure throughout the proxy statement that the dissolution is required prior to liquidation of the trust.

22.   On page ix, please state how an improperly executed demand for conversion can be remedied.

23.   Please explain the statement on page viii that a failure to vote will have the same

effect as a vote against approval of the acquisition. The vote is only a majority of those present and entitled to vote.

Summary Term Sheet, page 1

RWA Holdings Pty Limited, page 2

24.   Please identify the other subsidiaries of RWA and their business activities.

Consideration and Funding, page 2

25.   Please describe the "limited circumstances" under which the deposits are refundable if the closing does not occur.

Recommendation of our Board of Directors; Reasons for the Acquisition, page 3

26.   Please identify your outside legal and due diligence advisors.

Interests of Our Directors and Officers in the Acquisition, page 6

27.   Please clearly state all interests of the officers and directors of RWA in the merger.

28.   State the market value of the common stock and of the warrants held by General Finance's officers and directors.

29.   Please describe the compensation paid to your new Chief Financial Officer. Clarify when the new CFO was retained.

30.   Please include disclosure with respect to each associate, as required by Item 5(a)(4) of Schedule 14A.

31.   State the current interest that has accrued on the line of credit provided by Mr. Valenta.

32.   Clearly state those officers and directors that will remain after the acquisition. Specifically name those officers that will enter into employment agreements. Also, we note that the compensation will not be determined until after the transaction. Provide clear disclosure that the investors will not have the information regarding compensation arrangements at the time they vote on the acquisition and the resultant risks. Add a risk factor.

33.   Clarify the exceptions to the waiver of the closing conditions.

Comparative Unaudited Historical and Pro Forma Per Share Data, page 14

34.   Include a reconciliation to demonstrate your pro forma calculation for 'Shares Used to Compute Basic Per Share Data' and 'Shares Used to Compute Diluted Per Share Data'.

Risk Factors, page 16

35.   Risk factors two and three both focus on the same risk, competition, and should be combined.

36.   Clarify in risk factor five the assets that are used to secure a substantial portion of your debt. State the percent of debt that bears a variable interest rate.

37.   We note risk factor 25. Clarify whether the company is aware of any weaknesses in internal controls and procedures or in the disclosure controls and procedures of Royal Wolf.

38.   Add a risk factor relating to the risks associated with the dissolution and liquidation process and with potential claims that could be brought against the trust.

39.   We note that the officers and directors of General Finance have agreed to indemnify the trust account for claims of various vendors to the extent they would reduce the amount in the trust. Clearly disclose whether there are any claims that would not fall within the indemnification agreement. If so, add a separate risk factor.

The Special Meeting, page 22

Adjournment, page 24

40.   We note the statement that in the event of an adjournment, previously filed proxies will not be invalidated "as long as the record date remains the same for the subsequent meeting." Clarify whether and how the record date could be changed and how shareholders would be provided with the updated information.

Proxy Solicitation Costs, page 25

  41. We note the reference to soliciting proxies by the telephone or other electronic

means. Please confirm that the information provided over by telephone or other electronic means will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

Consideration of the Acquisition, page 25

Background, page 25

42.   Please explain whether General Finance entered into any agreements with the entities through which you identified potential acquisition targets. State whether any finder's fees were paid or will be paid to any of these entities.

43.   On page 26, we note that General Finance entered into substantial discussions with a few companies. Revise to describe in greater detail the efforts made by General Finance in connection with these companies.

44.   Please explain how Michael Baxter became aware of the fact that General Finance was seeking to make an acquisition.

45.   Clarify whether you were contacted by any entities prior to the completion of the IPO regarding potential target businesses, including RWA.

46.   Clarify whether there were any communications or other contact, direct or indirect, between General Finance and RWA or any affiliates of either entity or third parties on behalf of these entities prior to April 11, 2006.

47.   Clarify whether there is any affiliation between General Finance and RWA or any of the officers, directors or affiliates.

48.   Provide a more detailed discussion regarding how the companies were made aware of the business opportunity. We may have further comment.

49.   Please explain how and why General Finance chose Royal Wolf over other candidates with which to enter into a definitive merger agreement.

50.   We note that certain financial information including financial projections were provided to General Finance by Royal Wolf. Provide a summary of the financial forecasts and estimates provided by Royal Wolf and clarify how they were used in the valuation determination by General Finance.

51.   Please clearly state the minimum and maximum funds that will be available from General Finance after the business combination and how such funds will be used.

Our Board of Directors Reasons for the Approval of the Acquisition, page 27

52.   Discuss the considerations given to the net losses of RWA in 2005 and 2006 and the weight given when considering the financial condition of the target.

53.   Provide the basis for your belief in greater profitability as revenues expand on page 29 or remove.

54.   Provide a more detailed discussion of the consideration given to the negative factors presented on page 30.

55.   Please reconcile the information regarding the regulatory environment of the industry in this section with the last risk factor on page 17.

Valuation Analyses, page 30

56.   Provide a summary of the "projections for Royal Wolf as provided by its management" and the basis for these projections.

57.   Clarify throughout the valuation discussion that the projections were made only with respect to determining valuation of the transaction, that investors should not rely upon these projections as estimates of future results, and that investors should not place undue reliance upon these projections.

58.   We note that you considered several different valuation methods in evaluating the acquisition. Please substantially revise your disclosure to explain more completely *each* valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable.

Selected Companies Analysis, page 32

59.   Provide a table of the comparable transactions. Explain how you determined that these were comparables. Provide the revenues, net income (loss), assets, etc. for each comparable company in tabular format.

60.   Clarify the valuation resulting from the comparable companies analysis. Provide similar discussion for the comparable transactions. Clarify how these valuations were determined.

Mr. Ronald F. Valenta
General Finance Corporation
November 21, 2006
Page 8

Satisfaction of 80% Test, page 33

61.   Provide a detailed discussion of how the company determined that the transaction
       is fair to and in the best interests of shareholders and how the company
       determined that the 80% test was met.

The Acquisition Agreement, page 34

62.   Provide clear disclosure of the material terms of the acquisition agreement.

Acquisition Consideration; Payment of Consideration, page 34

63.   Revise to disclose the decrease in consideration that would result from the balance
       of net tangible assets and working capital on the financial statements of Royal
       Wolf as of the most recent balance sheet date. Disclose the components of the
       adjustments and consider providing a table showing each calculation. Explain the
       effect on the purchase price in the event both of these clauses result in
       adjustments. If the ultimate amount of the adjustment is expected to be materially
       different, discuss and provide appropriate explanation.

64.   On page 35, please define "reefers."

Termination, page 38

65.   Please make sure disclosure regarding the terms throughout the proxy statement
       reconcile with the disclosure in the acquisition agreement. For example, clarify
       the date by which Securities and Exchange Commission clearance must be
       obtained.

66.   Disclose the material terms of the employment and consulting agreements.
       Include in the annex to the proxy statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 40

67.   We note the warrants included in the units sold in your initial public offering were
       classified as equity. Given the offer and sale of the warrants and the securities
       underlying the warrants included in your initial public offering were included in
       the units being registered, the offer and sale of the underlying securities were
       registered at the time of effectiveness. As a result, it appears you will be required
       to file timely updates to this registration statement and deliver a current
       prospectus at the time such warrants are exercised. In light of this fact, please tell
       us how you considered the guidance in paragraphs 14-18 of EITF 00-19.
       Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-

share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please explain, in as much detail as necessary, why you believe that equity classification is appropriate. Also, please tell us how you considered the guidance in EITF 00-19 in accounting for the underwriter purchase option.

68.   Please disclose the basis for your determination Royal Wolf is the accounting acquirer. Refer to the criteria in paragraphs 16 and 17 of SFAS 141.

69.   Reconcile the cash payment amount of $40.2 million to the $48.5 million disclosed throughout the filing. Provide a table showing the calculation based on the $83.6 million cash payment amount, less the net debt of Royal Wolf, the adjustments for net tangible assets and working capital discussed on page 34 and other reconciling amounts.

70.   Revise to clarify the expected amount and terms of the new financing agreements. Provide additional disclosure supporting the pro forma adjustments to interest expense for these agreements.

71.   We note the pro forma adjustment to record interest income on the pro forma statements of income for the year ended December 31, 2005. Pro forma financial statements may not reflect interest income or other adjustments arising from the expected use of proceeds. Please revise accordingly.

Information About Us, page 48

Offering Proceeds Held in Trust, page 48

72.   Please provide a detailed discussion of how the funds outside the trust were spent and, if the actual expenditures differed from the use of proceeds in the Form S-1, explain the reason.

73.   Please state the estimated cost of dissolution and liquidation. State whether you expect to pay these costs from funds held outside the trust. State the current amount held outside the trust and the current amounts owed by the company. Provide clear disclosure as to how you plan to pay these amounts if sufficient funds are not available outside the trust.

Liquidation If No Business Combination, page 48

74.   Provide a detailed discussion of the dissolution and liquidation process. Clarify the timing of the various steps involved in the process.

75.   We note from General Finance's previously filed S-1 that Mr. Valenta has agreed to indemnify the trust against claims of various vendors. Clarify the names of any vendors that would fall within the indemnification agreement and state the amount of each potential claim. Also, state whether any potential claims would not be covered by the indemnification. If so, state the entity to whom the money would be owing and the amount of the potential claim. Clarify whether the officers and directors of General Finance would be obligated to bring a claim against Mr. Valenta to enforce such indemnification.

76.   We note the statement that there is no assurance that Mr. Valenta would be able to satisfy his obligations. Clarify the risk to the trust and investors if Mr. Valenta is unable to satisfy these obligations. Add a risk factor.

Information About Royal Wolf, page 49

Business Overview, page 49

77.   Please identify the other subsidiaries of RWA. Discuss your subsidiaries and provide the information required by Item 101(a) of Regulation S-K.

78.   Please provide the basis for the statement that Royal Wolf "is the only portable container lease and sales company in Australia with a nationally integrated infrastructure and work force."

79.   Name the businesses acquired in August 2005.

80.   Provide a more detailed discussion of your business.

81.   Clarify the amount and percent of revenues attributable to each market.

Portable Storage Container Market, page 50

82.   Provide the basis for the statistics regarding the market throughout the business section.

83.   On page 50 you state, "[w]e believe that there are many more uses for portable storage, freight and accommodation containers still to be developed; part of Royal

Wolf's market opportunity is to develop and service these new applications."
Explain this statement and disclose the amount of research and development spent
during the last three fiscal years. See Item 101(c)(1)(xi) of Regulation S-K.

84.   On page 50, you state, "Royal Wolf's management estimates that the portable
storage market in Australia currently generates annual revenues of approximately
U.S. $150 million, with an estimated 60% derived from sales of portable storage
containers. Royal Wolf's management anticipates that, as the market matures,
rental revenue will account for an increasing proportion of the total revenue."
Please provide the basis for management's estimates.

85.   On page 51 you state, "Royal Wolf's competition in this market is regionalized
and highly fragmented. In most locations, Royal Wolf competes with one or two
large to mid-sized regional competitors, as well as smaller, full and part-time
operators." Please identify Royal Wolf's major competitors for each market.
Also, provide a more detailed discussion of competition, as required by Item
101(c)(1)(x) of Regulation S-K for each market.

Portable Buildings Market, page 51

86.   Please provide a copy of the IBISWorld report and provide a citation where
investors could find this report, if available. If not, provide clear disclosure.

87.   Please identify the "new portable building products" provided by Royal Wolf.

Freight Container Market, page 52

88.   Please provide the basis for RWA's management's belief "that the freight
container market in Australia generates approximately $29 million in aggregate
annual lease and sales revenues."

Employees, page 54

89.   Please clarify whether these employee statistics include employees from the
customer service centers.

Sales and Marketing, page 54

90.   Please provide Royal Wolf's internet address.

Product Procurement, page 55

91.   Please clarify whether you have any major suppliers.

Trademarks, page 56

92.   Please elaborate on the licensing agreement with Triton Holdings Limited.
        Describe the circumstances surrounding Triton Holdings ownership of the Royal
        Wolf trademark. Disclose the material terms of this licensing agreement.

93.   Describe any relationship between Royal Wolf and Royal Wolf Group or Mobile
        Mini, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of Royal Wolf, page 57

94.   The Management's Discussion and Analysis ("MD&A") section is one of the
        most critical aspects of the proxy statement. As such, we ask that you revise this
        section to provide a detailed executive overview to discuss the events, trends, and
        uncertainties that management views as most critical to the company's revenues,
        financial position, liquidity, plan of operations and results of operations. In an
        effort to assist you in this regard, please refer to the Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
        http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit
        more meaningful disclosure in MD&A in a number of areas, including the overall
        presentation and focus of MD&A, with general emphasis on the discussion and
        analysis of known trends, demands, commitments, events and uncertainties, and
        specific guidance on disclosures about liquidity, capital resources and critical
        accounting.

95.   The purpose of MD&A is to provide analysis including a narrative explanation of
        the company's financial statements. The discussion beginning on page 57
        addresses periods other than those presented in the company's financial
        statements. Please explain how this presentation meets the objective of Item 303
        of Regulation S-K.

96.   Revise your table of operating results included at page 57 to indicate results for
        the twelve months ended June 30, 2005, and June 30, 2004, are unaudited.

97.   Please add a comparison of the cost of revenues for each period being compared.

98.   Provide a more detailed discussion of the various changes in the selling, general and administrative expenses and the reasons for the changes.

99.   Add a discussion of net losses for the various periods and the reason(s) for the losses.

100.   Disclose the material terms of the various sources of funding through borrowings. Disclose the current balance of the various sources of financing.

101.   Clarify whether Royal Wolf is in compliance with all covenants regarding any financing arrangements.

Liquidity and Capital Resources, page 60

102.   Explain to us your accounting for Royal Wolf's two rental agreements with K&S Freighters Pty Limited under U.S. GAAP. Tell us if you have recorded revenue with regards to these arrangements. In addition, tell us if the rented equipment remains recorded on Royal Wolf's financial statements throughout the agreements.

103.   Include interest payments on your bank indebtedness and term loans in your table of contractual obligations at page 63.

Critical Accounting Policies and Estimates, page 63

104.   Please clarify the effective date of the Australian standards that are equivalent to IFRS. Explain whether you adopted the Australian equivalents to IFRS early and, if so, disclose your basis for doing so.

105.   Revise the discussion of revenue recognition to address the four criteria outlined in SAB Topic 13 as they relate to revenue from each of your principal revenue streams, including the sale and modification of containers and the rental of containers. Also, expand the disclosure of your revenue recognition policies in the footnotes to your financial statements.

Beneficial Ownership of Securities, page 66

106.   Please disclose the control person(s) of Azimuth Opportunity, Ltd, and Fir Tree, Inc.

107.   Add a table disclosing the beneficial ownership information assuming the business combination is completed.

108.   Please provide a description of the combined company's securities following the
        merger.

Financial Statements, page F-1

109.   Ensure the financial statements and related disclosures are updated as required by
        Rule 3-12 of Regulation S-X.

110.   Please explain why you have not provided historical audited and interim financial
        statements of the registrant.

RWA Holdings Pty Limited Financial Report, Note 1 – Significant Accounting Policies,
(v) Accounting Estimates and Judgments, page F-17

111.   In accordance with FASB 154, disclose the effect on income from continuing
        operations, net income, and the related per-share amounts for the period ended
        June 30, 2006, as a result of your changes in depreciable lives in your container
        hire fleet.

Note 11 – Investments accounted for using the equity method, page F-25

112.   Please tell us whether Royal Wolf Hi-Tech Pty Limited meets the conditions
        described in Rule 3-09 of Regulation S-X for the requirement of financial
        statements for the periods the entity was an equity investee. Provide us with the
        calculations supporting your conclusion the conditions set forth in Rule 2-01(w)
        are not met at the levels described in Rule 3-09.

Note 17 – Employee Benefits, page F-34

113.   We note expected volatility is "based on" representative companies. Please
        clarify the method you used to calculate the amounts of 8.5% and 15.19%. Also,
        provide us with a schedule listing each representative company, their market
        capitalization, their volatility and the term and interval of the volatility used as a
        basis for your expected volatility.

Note 24 – Acquisitions of subsidiaries, page F-44

114.   Please tell us whether financial statements of Royal Wolf Hi-Tech Pty Limited,
        Australian Container Network Pty Ltd, and Cape Containers Pty Limited are
        required pursuant to Rule 3-05 of Regulation S-X. Provide us with the
        calculations for each significance test and explain how you have interpreted Rule
        3-05 in determining the periods to be presented for each acquiree. From the
        disclosure in Note 24, it appears each of these companies had significant income.

Also, provide your analysis of the significance tests with regard to the acquisition of Bohle Containers in August 2006.

Note 27 – Reconciliation to U.S. GAAP, page F-48

115. Statements of comprehensive income prepared using either U.S. GAAP or home-country GAAP are required and may be presented in any format permitted by SFAS 130. Reconciliation to U.S. GAAP is encouraged. Please revise accordingly.

Royal Wolf Trading Australia Pty Limited, Financial Statements as of December 31, 2003

116. Please clarify the reporting currency on the face of the financial statements (i.e. USD vs. AUD).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Walz at 202-551-3358 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell*,* who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Dale E. Short, Esq.
        Fax (310) 201-4746